Exhibit 99.103

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES INITIAL RESOURCE AT BELL CREEK MINE,
LARGE DEPOSIT IDENTIFIED

•                            Resource estimate includes 1,192,900 ounces of inferred resources and 251,200 ounces of measured and indicated resources

•                            Sensitivity analysis indicates robust economics, potential to improve resource grades at lower gold prices and higher cut off grades, project economic at US$510 per ounce gold

•                            Limited additional drilling required to upgrade inferred resources to measured and indicated

•                            Potential for further resource additions in nearby areas considered excellent

•                            Resource remains open at depth and along strike

•                            Significant new drill results, including BC10-69C (106.46 gpt over 7.05m), and current deep drilling not yet included in resource

•                            Resource calculations for Vogel and Marlhill properties in progress.

Toronto, Ontario (December 1, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced the completion of an initial resource estimate for the Company’s wholly owned Bell Creek Mine property located in Timmins, Ontario. The reported resource contains 8,427,000 tonnes with an average grade of 4.40 grams per tonne Au (“gpt”) for a total of 1,192,900 contained ounces in the inferred category and 1,790,000 tonnes at 4.36 gpt for 251,200 contained ounces in the measured and indicated categories. The base case resource was estimated assuming a long term gold price of US$1,125 per ounce of gold and a cut off grade of 2.20 gpt. Approximately 80% of the base case measured and indicated resources, and 50% of inferred resources, are contained in the North A Zone (see Table 1), which has an estimated average horizontal width of 6.9 metres.

		Capped Grade
Category	Tonnes	(g/t Au)*	Oz Au
Measured	410,000	4.51	59,300
Indicated	1,380,000	4.32	191,800
M & I	1,790,000	4.36	251,200
Inferred	8,427,000	4.40	1,192,900

* Resource estimation completed using Inverse Distance to the power 2 (ID2) interpolation method with all gold assays capped to 34 gpt. The resource estimate includes approximately 1.1 million tonnes of internal dilution.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “The initial resource estimate at the Bell Creek Mine highlights the robust nature of this project with attractive grades and good widths that improve at depth. We are also encouraged by the sensitivity analysis done, which highlights the increase in resource grades at lower gold prices and higher cut-off grades. This initial resource estimate represents a strong starting point as we continue to advance the Bell Creek deposit forward towards production, with our expectation being that significant potential exists to add ounces as more drill holes are included and more work is completed. Engineering studies are progressing for access design and mining of deeper thick zones as part of a pre-feasibility study for the Bell Creek Complex. We fully expect that as mine planning progresses, internal dilution can be reduced which we believe will allow us to improve the resource grades by at least 0.35 gpt.”

The total resources reported are contained in six separate zones, namely the North A Zone, North A2 Zone, North A3 Zone, North A Extension Zone, North B Zone and the North B2 Zone with the bulk of the resources being contained with the North A, North A2 and North B Zones. Approximately 80 percent of the total measured and indicated ounces (204,000 ounces) and 50 percent of the Inferred ounces (653,000 ounces) are contained within the North A Zone which has an estimated average horizontal width of 6.9 metres. The North A Zone was previously the main source of feedstock for the Bell Creek Mine. A detailed report of the estimated tonnages and grades for each of these six zones is presented in Table 1.

Included within the mineral resource estimate is a sensitivity analyses from the base case resource estimate using various cut off grades between 2.50 and 5.00 gpt. Results from the sensitivity analyses are summarized below with additional detail provided in Table 2 and on the attached tonnage-grade curve (Figure 1). The analyses indicate the robust nature of the overall resource and potential to host substantially higher grades at reduced gold prices and increased cut off grades.

Cut-Off Grade	Gold Price		Grade	Contained
(gpt)	(US$/oz)	Tonnes	(gpt)*	Ounces
2.2 (Base Case)	1,125	10,217,000	4.40	1,443,900
2.5	1,019	9,447,000	4.58	1,392,500
3.0	849	8,385,000	4.84	1,305,800
4.0	637	6,412,000	5.40	1,113,400
5.0	510	4,457,000	6.05	892,200

* The sensitivity analysis is inclusive of internal dilution.

The base case resource estimate and sensitivity calculations were calculated using an assumed minimum mining width of two metres, US$/C$ exchange rate of 0.95, average mining costs of $76.20 per tonne and average processing recoveries of 93%.

The reported resource extends from surface to a vertical depth of approximately 1,200 metres, with the deposit remaining open to depth. Of importance, the average width and ounces per vertical metre are shown to be increasing with depth and averaging greater than 2,000 ounces per vertical metre below the 925 metre level from surface to at least 1,215 metres, with only limited testing below this level. No resources are reported for the Vogel or Marlhill Mine properties at this time, with resource estimates from these properties to follow.

Qualified Person

Lake Shore Gold intends to file Technical Report that is in compliance with the requirements of National Instrument 43-101 (“NI43-101”) within 45 days of the issue of this news release.The report is being prepared by Scott Wilson Roscoe Postle Associates under the direct supervision of Mr. Reno Pressacco, P. Geo. Mr. Pressacco is independent of Lake Shore Gold and a Qualified Person according to the definitions of NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision is to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is currently carrying out pre-production development at the Timmins Mine, where it is using both a shaft and ramp to mine the Timmins deposit, and has intersected mineralization underground at the adjacent Thunder Creek deposit, which is being developed using the same infrastructure and as part of the Timmins Mine project. Progress is also being made with an underground advanced exploration program at its Bell Creek Mine, located on the east side of the City of Timmins, which is moving forward to become the Company’s second mining operation in the Timmins Gold Camp. The Company’s wholly owned mill (located on the Bell Creek property) has been refurbished and is currently operating at 2,000 tonnes per day. The Company continues to invest aggressively in exploration primarily in the Timmins Gold Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com

TABLE 1 ESTIMATED BASE CASE MINERAL RESOURCE BY DOMAIN

(NOVEMBER 2010)

Lake Shore Gold Corp. — Bell Creek Mine Deposit

Category	Tonnes	Capped Grade (g/t Au)	Oz Au
	North A Domain
Measured	375,000	4.49	54,200
Indicated	960,000	4.86	149,800
Inferred	4,462,000	4.55	653,000
	North A2 Domain
Measured	—	0.00	—
Indicated	44,000	2.95	4,200
Inferred	1,728,000	5.14	285,400
	North B Domain
Measured	—	0.00	—
Indicated	229,000	3.05	22,500
Inferred	1,580,000	3.48	177,000
	North A3 Domain
Measured	—	0.00	—
Indicated	147,000	3.24	15,300
Inferred	148,000	2.84	13,500
	North B2 Domain
Measured	—	0.00	—
Indicated	—	0.00	—
Inferred	509,000	3.92	64,100
	North A Extension Domain
Measured	34,000	4.65	5,100
Indicated	—	0.00	—
Inferred	—	0.00	—
	GRAND TOTAL
Measured	410,000	4.51	59,300
Indicated	1,380,000	4.32	191,800
M & I	1,790,000	4.36	251,200
Inferred	8,427,000	4.40	1,192,900

Notes:

1.                          CIM definitions were followed for classification of Mineral Resources.

2.                         Mineral Resources are estimated at a cut-off grade of 2.2 g/t Au.

3.                          Mineral Resources are estimated using an average long-term gold price of US$1,125 per ounce, and a US$/C$ exchange rate of 0.95.

4.                          A minimum mining width of 2 metres was used.

5.                          Capped gold grades are used in estimating the Mineral Resource average grade.

6.                          Sums may not add due to rounding.

7.                          There are no Mineral Reserves estimated for the Bell Creek property.

8.                          Metallurgical recoveries are assumed to average 93%

9.                          Mining costs are assumed to average $76.20/tonne

TABLE 2 CUT-OFF GRADE SENSITIVITY ANALYSIS (INCLUSIVE OF INTERNAL

DILUTION)

Lake Shore Gold Corp. — Bell Creek Mine Deposit

Domain	Gold Price (US$/oz)	Tonnes	Au Cap	Contained Oz	Tonnes	Au No Cap	Contained Oz
Cut-Off Grade:			2.2 g/t Au			2.2 g/t Au
	1,125	10,217,000	4.40	1,443,900	10,217,000	4.49	1,474,200
Cut-Off Grade:			2.5 g/t Au			2.5 g/t Au
	1,019	9,447,000	4.58	1,392,500	9,447,000	4.68	1,422,400
Cut-Off Grade:			3.0 g/t Au			3.0 g/t Au
	849	8,385,000	4.84	1,305,800	8,385,000	4.95	1,335,700
Cut-Off Grade:			3.5 g/t Au			3.5 g/t Au
	728	7,299,000	5.11	1,198,800	7,299,000	5.23	1,227,000
Cut-Off Grade:			4.0 g/t Au			4.0 g/t Au
	637	6,412,000	5.40	1,113,400	6,412,000	5.53	1,140,200
Cut-Off Grade:			4.5 g/t Au			4.5 g/t Au
	566	5,052,000	5.82	945,300	5,052,000	5.98	970,800
Cut-Off Grade:			5.0 g/t Au			5.0 g/t Au
	510	4,457,000	6.05	867,600	4,457,000	6.23	892,200

Notes:

1.                          Capped grades are capped using 34 g/t Au capping grade

2.                          Sums may not add due to rounding

3.                          Tonnages and grades are reported on an unclassified basis for information purposes only

Figure 1. Tonnage-Grade Graph

Figure 2. Distribution of Contained Gold in Ounces Per 25 Metre Vertical Interval

Distribution of Contained Gold (Capped) in Ounces Per 25 Metre Vertical Interval
-
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
(50m)
(100m)
(150m)
(200m)
(250m)
(300m)
(350m)
(400)m
(450m)
(500m)
(550m)
(600m)
(650m)
(700m)
(750m)
(800m)
(850m)
(900m)
(950m)
(1000m)
(1050m)
(1100m)
(1150m)
(1200m)
(1250m)
Area of previous mining
2,000 ozs/metre
3,000 ozs/metre
Open at depth